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                                                                    EXHIBIT 99.2

                                                                 October 1, 1999


Mr. Jason Ream
Credit Suisse First Boston Technology Group
2400 Hanover Street
Palo Alto, CA 94304


Dear Mr. Ream,

Per our discussion, you have permission to use the following statistics as stated below.

"International Data Corporation estimates that the number of email messages sent in the United States alone will grow from approximately 2.1 billion per day in 1998 to 9.2 billion per day in 2003."

"IDC estimates that the number of individuals accessing the World Wide Web will grow from approximately 142 million at the end of 1998 to more than 502 million by the end of 2003."


Sincerely,

/s/ Alexa McCloughan
-------------------------
Alexa McCloughan
Senior Vice President


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